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                            June 23, 2023

       David Klein
       Chief Executive Officer
       Canopy Growth Corporation
       1 Hershey Drive
       Smiths Falls, Ontario, K7A 0A8

                                                        Re: Canopy Growth
Corporation
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 22, 2023
                                                            File No. 001-38496

       Dear David Klein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

       Letter to Shareholders, page i

   1. Please revise your letter to shareholders to discuss risks to Canopy's shareholders if
                                                        Canopy USA operates as
a non-consolidated subsidiary that is not controlled by Canopy.
                                                        In your revisions,
please discuss the possibility that Canopy would be unable to prevent
                                                        Canopy USA from taking
actions that do not maximize shareholder value and that the
                                                        managers of Canopy USA
could take actions that are contrary to the interests of Canopy and its shareholders.
       Overview of Exchangeable Shares, page i

   2. We note your disclosure on page ii that you have implemented certain changes to the initial structure of
Canopy Growth Corporation   s ("Canopy's") interests in Canopy USA,
                                                        LLC ("Canopy USA") to
ensure that Canopy will not be required to consolidate the
                                                        financial results of
Canopy USA in accordance with U.S. GAAP. We also note the
 David Klein
FirstName  LastNameDavid
Canopy Growth   CorporationKlein
Comapany
June       NameCanopy Growth Corporation
     23, 2023
June 23,
Page 2 2023 Page 2
FirstName LastName
         analysis provided in Exhibit A to your May 22, 2023 response. Please provide the information requested in the following comments to assist us with our analysis.
3. Provide us with a full capitalization table for Canopy USA both prior to and subsequent to the Structural Amendments and include a transaction-level reconciliation between the two tables. For each reconciling item, provide a detail of the fair value of consideration given and received. For example, it appears that Ms. Whiteman received Canopy USA Shares in exchange for an agreement to reduce the exercise price of the Wana Options; accordingly, quantify the fair value of the shares issued to Ms. Whiteman as compared to the fair value of the reduction in exercise price agreed to by Ms. Whiteman in return for the shares.
4.       Provide us with an analysis of the    purpose and design    of Canopy
USA, as well as an
         analysis of the risks that Canopy USA was designed to create and pass through to its variable interest holders, giving consideration to the factors noted in ASC 810-10-25-25.
5. Explain how each of the activities you have identified on page 14 of your response as
         most significantly impacting Canopy USA   s economic performance have
been determined
         in the context of the purpose and design of Canopy USA. In relation to these identified activities, please also provide further discussion of the following:
             Operating Budget
                o   Expand upon how the operating budget impacts current
operation decisions and
                    Canopy USA   s economic performance, including the decision
to exercise the
                    various conditional THC interests.
                o   We note on page 10 that Canopy Sub is no longer required to approve Canopy
                    USA   s annual business plan. Clarify the process by which
the operating budget
                    is prepared, provided and voted upon, including the specific parties involved.
             Selecting Managers and Determining Compensation
                o   Clarify how selecting managers and determining compensation impacts the
                    economic performance, including a discussion of the roles/responsibilities of the managers.

6. You have identified the exercise of the conditional THC interests as being one of the
         activities that most significantly impacts Canopy USA   s economic
performance. Please
         address the following:
             Confirm that the    conditional THC interests    are those that
are listed on page 4 of
              your response. Please also confirm:
                o   which of the conditional THC interests Canopy USA is
contractually required to
                    exercise, and
                o   which of the conditional THC interests Canopy USA has the
option to exercise.
             For those conditional THC interests that will be exercised only at
Canopy USA   s
              option, clarify whether the Class A Managers have the ability to require Canopy USA to exercise the options, including whether that ability gives the Class A Managers the ability to compel Canopy USA to provide the necessary funding for the exercise of the option. Please explain the mechanism (contractual or otherwise) that provides the
              Class A Managers with these abilities.
 David Klein
FirstName  LastNameDavid
Canopy Growth   CorporationKlein
Comapany
June       NameCanopy Growth Corporation
     23, 2023
June 23,
Page 3 2023 Page 3
FirstName LastName
7. Pursuant to ASC 810-10-25-43, provide us a robust analysis as to whether Ms. Whiteman or the Trust is a related party (including considerations of de facto agency) of the company.
8. Clarify the process by which disagreements between managers appointed by the Trust and
         Ms. Whiteman are resolved, for those decisions which require a majority vote and for which the manager appointed by Canopy does not get a vote (i.e.,
Key Decisions   ).
9. Describe to us what is required to effectuate amendments to the Operating Agreement such that, for example, more Board seats are added, Board appoint rights are amended, the voting mechanism for Key Decisions is changed, etc. For example, would such actions require approval by a majority vote of shareholders holding voting shares? Further, if
         Canopy converted their non-voting shares into Class B voting shares, would they be able to make amendments to the Operating Agreement unilaterally?
10. Describe to us any contractual restrictions to Canopy converting their non-voting shares into Class B shares, if any. Please address the following questions:
             If Canopy did convert all non-voting shares into Class B shares, what percentage of
              Canopy USA voting shares would they own?
             If Canopy were to convert all of their non-voting shares to Class
B shares, would
              either the Trust or Ms. Whiteman meet the thresholds required for them to maintain their respective rights to appoint members to the Board of Directors?
             If Canopy were to convert all of their non-voting shares to Class
B shares, would
              Canopy have the unilateral ability to issue more Class B shares, and thus dilute the ownership percentages held by the Trust and Ms. Whiteman?
11. You state on page 14 of your response that while the Company has the ability to covert the
         Non-Voting Shares into Canopy USA Class B Shares, there are barriers to doing so.
         Please elaborate on what the barriers are (either contractual, legal, or operational) to
         Canopy converting their non-voting shares into Class B shares. In your response, specifically explain why you believe that the exchange of the exchangeable shares does not represent a substantive kick-out right, giving consideration to the guidance in ASC
         810-10-25-38C. In regards to the barriers you have identified to the company exercising its exchange option, please also address the following:
             Elaborate on why you believe each of these consequences would occur and whether
              and why each of these potential consequences would arise as a result of the share exchange resulting in an accounting conclusion that Canopy would consolidate
              Canopy USA.
             Explain to us any potential alternatives available to the Company if the expected
              consequences were to occur, such as potential alternative exchanges on which the
              Company may be able to list (either within the US or abroad) or alternative sources of financing.
             Clarify if the various entities for which the Company holds a THC option currently
              maintain banking and insurance relationships and if those entities currently have similar concerns about federal laws or if these concerns only exist at the level of
 David Klein
Canopy Growth Corporation
June 23, 2023
Page 4
              Canopy USA.
12.      Provide insight into what management   s plans are for converting
Canopy USA   s non-
         voting shares into Class B shares. Include in the response a description of potential scenarios when the potential benefits of such conversion would outweigh the potential consequences (e.g., inability to list, loss of banking relationships, et. al.).
13. Tell us whether Canopy USA would be significant to Canopy Growth such that its financial statements would be required under Rule 3-09 of Regulation S-X. If so, explain to us any implications to a listing on the NASDAQ.
14. Please revise your disclosure on page 20 to clearly state when the Trust will be required to purchase each of the initial two tranches of Canopy USA Common Shares and disclose the conditions that must be satisfied for the issuance of each tranche.
15. We note your disclosure on pages 20 and 21 that if Canopy USA does not satisfy certain conditions, the Trust will have the right to acquire the T2 Canopy USA Shares and T2
         Canopy USA Warrants on the same economic terms as the T2 Investment. Please clarify how the economic terms of the T2 Investment differ from the initial economic terms to acquire the T2 Canopy USA Shares and T2 Canopy USA Warrants.
Structure of Canopy USA, page 22

16. Please identify the third-party investor who holds 100,000 Canopy USA Common Shares.
General

17. Please revise your disclosure, where appropriate, to describe the material terms of the
         C$100 million promissory note issued to a subsidiary of CBI that would be payable on
         December 31, 2024. In your revisions, please disclose whether the note would be secured by any of your assets.
18. Please revise your disclosure, where appropriate, to describe the material terms of the
         Trust SPA, including the price per share of each tranche. Please also file the Trust SPA prior to the meeting date.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



FirstName LastNameDavid Klein                                  Sincerely,
Comapany NameCanopy Growth Corporation
                                                               Division of
Corporation Finance
June 23, 2023 Page 4                                           Office of Life
Sciences
FirstName LastName